    THIS DOCUMENT IS A COPY OF THE SCHEDULE 13G FILED ON FEBRUARY 18, 1997
              PURSUANT TO A RULE 201 TEMPORARY HARDSHIP EXEMPTION

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C.  20549

                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                          EVEREN CAPITAL CORPORATION
                   EMPLOYEE STOCK OWNERSHIP PLAN AND 401(K)
                   -----------------------------------------

                               (Name of Issuer)

                                 COMMON STOCK
                        ------------------------------
                        (Title of class of securities)


                                    299761
                           -------------------------
                                (CUSIP Number)






                               Page 1 of 6 Pages


CUSIP NO. 299761
--------------------------------------------------------------------------------------
(1)                          Names of Reporting Person       LaSalle National Bank as
                             S.S. or I.R.S. Identifica-      Successor of LaSalle
                             tion Nos. of Above Person       National Trust, N.A.
                                                             F.E.I.N. 36-1521370
---------------------------------------------------------------------------------------
(2)                          Check the appropriate Box       (a)
                             if a Member of a Group           -------------------------
                                                             (b)
---------------------------------------------------------------------------------------
(3)                          SEC Use Only
---------------------------------------------------------------------------------------
(4)                          Citizenship or Place of         United States of America
                             Organization
---------------------------------------------------------------------------------------
Number of Shares                               (5)  Sole Voting Power
Beneficially Owned                                                           -0-
by Each Reporting                               ---------------------------------------
Person With                                    (6)  Shared Voting          10,688,606
                                                ---------------------------------------
                                               (7)  Sole Dispositive         -0-
                                                ---------------------------------------
                                               (8)  Shared Dispositive       -0-
                                                         Power
---------------------------------------------------------------------------------------
 (9)  Aggregate Amount Beneficially                 10,688,606
      Owned by Each Reporting Person
---------------------------------------------------------------------------------------
(10)  Check if the Aggregate Amount
      in Row (9) Excludes Certain Shares
---------------------------------------------------------------------------------------
(11)  Percent of Class Represented
      by Amount in Row (9)                             64.34%
---------------------------------------------------------------------------------------
(12)  Type of Reporting Person                             BK
---------------------------------------------------------------------------------------

                                 SCHEDULE 13G
                               (AMENDMENT NO. 4)

ITEM 1.
-------

      (a)  Name of Issuer:  Everen Capital Corporation
                          Employee Stock Ownership Plan and 401(k)

      (b)  Address of Issuer's Principal Executive Office:

           77 West Wacker
           Chicago, Illinois 60601

ITEM 2.
-------

      (a)  Name of Persons Filing:    LaSalle National Bank as
                                      Successor of LaSalle
                                      National Trust, N.A.
                                      (referred to herein as
                                      the "Reporting Person" or
                                      the "Plan")

      (b)  Address of Principal Business Office or, if none, Residence:

           135 South LaSalle Street
           Chicago, Illinois 60603

      (c)  Citizenship:  United States of America

      (d)  Title of Class of Securities:  Common Stock

      (e)   CUSIP Number:  299761

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

      (a)  _____  Broker or Dealer registered under Section 15 of the Act;

      (b)    x    Bank as defined in Section 3(a)(6) of the Act;

      (c)  _____  Insurance Company as defined in Section 3(a)(19) of the Act;

                                                              page 4 of 6 Pages

      (d)  _____  Investment Company registered under Section 8 of the
                  Investment Company Act;

      (e)  _____  Investment Adviser registered under Section 203 of the
                  Investment Advisers Act of 1940;

      (f)  ____   Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F);

      (g)  _____  Parent Holding Company, in accordance with Rule 13d-
                  1(b)(ii)(G);

      (h)  _____  Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

ITEM 4.    OWNERSHIP.
-------    ----------

      (a)  Amount Beneficially Owned:

                   10,688,606

      (b)    Percent of Class

                    64.34%

      (c) The number of shares which the Reporting Person owns and the nature of the Reporting Person's beneficial ownership is as follows:

      (i) Sole power to vote or direct the vote:    0

     (ii) Shared power to vote or direct the vote:  10,688,606*

    (iii)  Sole power to dispose or direct the disposition:    0

     (iv) Shared power to dispose or direct the disposition:   0

  * The individual account holders have the right to direct the Trustee's vote. The Trustee has the duty to override the individual account holders if it concludes that it would be improper for the beneficiaries.


ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
-------

       Not applicable.

ITEM 6.    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.
-------    ----------------------------------------------------------------

      Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

      Not applicable.

ITEM 8.    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
-------    ----------------------------------------------------------

      Not applicable.

ITEM 9.    NOTICE OF DISSOLUTION OF GROUP.
-------    -------------------------------

      Not applicable.

ITEM 10.   CERTIFICATION.
--------   --------------

      By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                  Signatures
                                  ----------

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.

                                      LASALLE NATIONAL BANK AS
                                      SUCCESSOR OF LASALLE
                                      NATIONAL TRUST, N.A.
                                      BY:


                                       /s/ Jeffrey S. Schiedemeyer
                                      ----------------------------
                                      Jeffrey S. Schiedemeyer
                                      Vice President



February 13, 1997